                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING

SEC File No: 0-27852

                                (CHECK ONE):

/ /  Form 10-K and Form 10-KSB  / /  Form 20-F   / /  Form 11-K
/X/  Form 10-Q and Form 10-QSB  / /  Form N-SAR

        For Period Ended: March 31, 1998

        / /   Transition Report on Form 10-K
        / /   Transition Report on Form 20-F
        / /   Transition Report on Form 11-K
        / /   Transition Report on Form 10-Q
        / /   Transition Report on Form N-SAR
        For the Transition Period Ended: ..................................

------------------------------------------------------------------------------
   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ......................
 ..............................................................................
------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION
------------------------------------------------------------------------------
     Full Name of Registrant: Platinum Entertainment, Inc.

     Former Name if Applicable
     ..........................................................................

     Address of Principal Executive Office (STREET AND NUMBER)

     2001 Butterfield Road, Downers Grove, Illinois 60515

------------------------------------------------------------------------------
PART II - RULES 12b-25(b) and (c)
------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/   (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
------------------------------------------------------------------------------

PART III - NARRATIVE
------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          See Part III Narrative attached hereto.

                                               (Attach Extra Sheets if Needed)
------------------------------------------------------------------------------

PART IV - OTHER INFORMATION
------------------------------------------------------------------------------

     (1) Name and telephone number of person to contract in regard to this notification

          (Name)                             (Area Code)   (Telephone Number)
          Douglas C. Laux                       (630)            769-0033
          Chief Financial Officer

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            /X/ Yes    / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            /X/ Yes    / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Potential changes in the Registrant's results of operations are described in the Part III Narrative attached hereto.

                       (Name of Registrant as specified in charter)
                                 Platinum Entertainment, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 1998                 By:  /s/ Douglas C. Laux
                                        ---------------------------------
                                            Douglas C. Laux
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            PLATINUM ENTERTAINMENT, INC.

                      FORM 12b-25 WITH RESPECT TO THE QUARTERLY REPORT
                       ON FORM 10-Q FOR QUARTER ENDED MARCH 31, 1998

                                   PART III - NARRATIVE

     As a result of the Company's recent change of fiscal year as described in the Company's Report on Form 8-K dated February 26, 1998, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 1998 ("10-Q") by May 15, 1998 without unreasonable effort or expense.
The audited financial statements for the transition period ended December 31, 1997 are not yet complete (such statements will be included in a Transition Report on Form 10-K to be filed on or before May 27, 1998). The quarterly financial statements cannot be completed until the audit of the preceding period is concluded. It is anticipated that the Company's net loss for the quarter ended March 31, 1998 will be $857,000 compared to a net loss of $3,293,000 for the quarter ended March 31, 1997. Please note that because of the change in fiscal year as discussed above, the Company did not previously report its results of operations for the quarter ended March 31, 1997.